Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

19th October 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:57 19-Oct-05
Number	9029S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of Senior Manager (not a director)
Dr Andrew Hosty

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Senior Manager named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Dr Andrew Hosty

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
2,000

8) Percentage of issued class:
0.0007

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
208.95p

13) Date of transaction:
19th October 2005

14) Date of notification:
19th October 2005

15) Total holding following this notification:
2,001

16) Total percentage holding of issued class following this notification:
0.0007

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
Information in respect of a Senior Manager (not a director)

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
19th October 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of Senior Manager (not a director)
Mr John Lawrence Simons

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Senior Manager named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr John Lawrence Simons

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
1,500

8) Percentage of issued class:
0.0005

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
207p

13) Date of transaction:
19th October 2005

14) Date of notification:
19th October 2005

15) Total holding following this notification:
1,500

16) Total percentage holding of issued class following this notification:
0.0005

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:

Information in respect of a Senior Manager (not a director)

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
19th October 2005

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	12:16 20-Oct-05
Number	9395S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of Senior Manager (not a director)
Mr James Phillip Wright

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Senior Manager named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr James Phillip Wright

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
2,000

8) Percentage of issued class:
0.0007

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
209.15p

13) Date of transaction:
20th October 2005

14) Date of notification:
20th October 2005

15) Total holding following this notification:
2,009

16) Total percentage holding of issued class following this notification:
0.0007

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
Information in respect of a Senior Manager (not a director)

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
20th October 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of Senior Manager (not a director)
Mr John Lawrence Simons

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Senior Manager named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr John Lawrence Simons

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
500

8) Percentage of issued class:
0.0002

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
209p

13) Date of transaction:
20th October 2005

14) Date of notification:
20th October 2005

15) Total holding following this notification:
2,000

16) Total percentage holding of issued class following this notification:
0.0007

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
Information in respect of a Senior Manager (not a director)

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
20th October 2005

END

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